UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2017 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1990.

Memphis, Tennessee
June 28, 2018

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Assets
Investments, at fair value
Pfizer Inc. common stock	$87,543	$81,058
Pfizer Inc. preferred stock	2,525	2,339
Common/collective trust funds	244,683	208,411
Mutual funds	34,432	28,983
Total investments, at fair value	369,183	320,791

Receivables
Participant contributions	344	328
Company contributions	2,382	2,109
Notes receivable from participants	9,536	9,894
Securities sold	63	—
Interest and other	193	177
Total receivables	12,518	12,508
Total assets	381,701	333,299

Liabilities
Investment management fees payable	4	5
Payable for securities purchased	—	4
Total liabilities	4	9
Net assets available for plan benefits	$381,696	$333,290
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Additions/(reductions) to net assets attributed to:
Investment income
Net appreciation in investments	$41,845
Common stock dividends	3,184
Pfizer Inc. preferred stock dividends	69
Interest and dividend income from other investments	2,226
Total investment income	47,324
Interest income from notes receivable from participants	393
Less: Investment management, redemption and loan fees	(203)
Net investment and interest income	47,515

Contributions
Participant	13,278
Company	6,634
Rollovers into the Plan	222
Total contributions	20,134
Total additions	67,649

Deductions from net assets attributed to:
Benefits paid to participants	20,486

Net increase	47,163

Transfers into the Plan	1,243

Net assets available for plan benefits
Beginning of year	333,290
End of year	$381,696
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Company or Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

On September 3, 2015, the Company acquired Hospira, Inc. (Hospira). In connection with the acquisition, the Company adopted and assumed sponsorship of the Hospira Puerto Rico Retirement Savings Plan (Hospira PR Plan), effective September 3, 2015. On February 1, 2017, Hospira Puerto Rico colleagues became eligible for the Plan, and the Hospira PR Plan was merged into the Plan on October 2, 2017.

Plan Administration

The Plan is administered by the Savings Plan Committee of the Parent (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

Administrative Costs

In general, through December 31, 2016, costs and expenses of administering the Plan were paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses were paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options, fees associated with loans and in-service withdrawals (for active participants), and check fees were paid by participants.

Beginning in 2017, the Plan Sponsor changed the way certain plan costs, which include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees, are paid in the Plan. The general plan administrative fees and expenses are deducted directly from each participant’s account and are no longer included as part of the investment option fee structure. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter).

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2017, the Company funded the fourth quarter 2016 Company matching contributions in the amount of approximately $1.2 million. In January 2018, the Company funded the fourth quarter 2017 Company matching contributions in the amount of approximately $1.2 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2015, Company matching contributions are invested according to each participant’s investment election for his or her contributions. Prior to January 1, 2015, Company matching contributions were directed to the Pfizer Stock Match Fund, in which participants could diversify 100% of their investments into any of the other available investment funds at any time. This change did not affect any existing holdings in the Pfizer Stock Match Fund, only future investment direction. Pfizer Inc. common stock continues to be offered as an investment option in the Pfizer Stock Fund, but the Company no longer directs its matching contributions to the Pfizer Stock Match Fund.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico, a Company-sponsored defined benefit plan. Effective January 1, 2018, the Company froze its non-union U.S. and Puerto Rico defined benefit plans and began providing RSC eligibility for those active colleagues impacted. The RSC provides an additional annual employer-provided contribution based on age and service. In February 2017, the Company funded the RSC for Plan year 2016 in the amount of approximately $0.8 million. In February 2018, the Company funded the RSC for Plan year 2017 in the amount of approximately $1.1 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited nonvested accounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2017 and 2016, forfeited nonvested accounts totaled approximately $13,000 and $6,000, respectively. In 2017, Company contributions were reduced by approximately $3,000 from forfeited nonvested accounts.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Nonparticipant-Directed Funds
Pfizer Stock Match Fund
This fund holds investments in the common stock of Pfizer Inc. Prior to January 1, 2015, Company matching contributions were directed to this fund. See Note 1, Description of the Plan: Contributions, for additional information.

All participants can diversify 100% of their investments in the Pfizer Stock Match Fund into any of the other available investment funds at any time.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day to day.

Pfizer Preferred Stock Fund
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Plan on December 31, 2009. Dividends paid to a participant’s Pfizer Preferred Stock Fund account are substituted for an allocation of Pfizer Inc. common stock.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s qualified default investment alternative, which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

The Plan’s trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 3.25% to 9.50% and 4.25% to 9.25% at December 31, 2017 and 2016, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Upon separation from service, retirement or total and permanent disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant’s death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant’s death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Some amounts in the financial statements, notes to financial statements and supplemental schedules of the Plan may not add due to rounding.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV.

The per-share stated value of the Pfizer Inc. preferred stock is $40,300 and each share is convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Pfizer Inc. preferred stock may also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it is held, at Pfizer Inc.’s option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share. Pfizer Inc. preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and are valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2017 and 2016, Pfizer Inc. preferred stock was valued at $93.26 per share and $83.63 per share, respectively, based on the closing Pfizer Inc. common stock price of $36.22 per share and $32.48 per share on December 31, 2017 and 2016, respectively.

See Note 5, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standard

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

3. Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated February 17, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  Additionally, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2014.
4. Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	As of December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Net assets
Investments, at fair value
Pfizer Inc. common stock	$42,421	$38,870
Pfizer Inc. preferred stock	2,525	2,339
Common/collective trust funds	160	202
Total investments, at fair value	45,105	41,411

Receivables
Securities sold	63	—
Net assets available for plan benefits	$45,168	$41,411

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Changes in net assets
Investment income
Net appreciation in investments	$4,555
Pfizer Inc. common stock dividends	1,509
Pfizer Inc. preferred stock dividends	69
Total investment income	6,133
Less: Investment management, redemption and loan fees	(17)
Net investment and interest income	6,116

Benefits paid and transfers
Benefits paid to participants	(1,742)
Transfers to participant-directed investments	(617)
Total benefits paid and transfers	(2,359)

Net increase	3,757

Net assets available for plan benefits
Beginning of year	41,411
End of year	$45,168

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2017
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$87,543	$—	$—	$87,543
Pfizer Inc. preferred stock	—	2,525	—	2,525
Common/collective trust funds	—	244,683	—	244,683
Mutual funds	34,432	—	—	34,432
Total	$121,975	$247,208	$—	$369,183

	Fair Value as of December 31, 2016
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$81,058	$—	$—	$81,058
Pfizer Inc. preferred stock	—	2,339	—	2,339
Common/collective trust funds	—	208,411	—	208,411
Mutual funds	28,983	—	—	28,983
Total	$110,041	$210,750	$—	$320,791
6. Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the record keeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.
7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
8. Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

9. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	Year Ended December 31,
(THOUSANDS OF DOLLARS)	2017	2016
Net assets available for plan benefits per the financial statements	$381,696	$333,290
Amounts allocated to withdrawing participants	(98)	(33)
Deemed distributions	(537)	(445)
Net assets available for plan benefits per Form 5500	$381,061	$332,812

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2017
Benefits paid to participants, including rollovers, per the financial statements	$20,486
Amounts allocated to withdrawing participants and deemed distributions at end of year	634
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(478)
Benefits paid to participants, including rollovers, per Form 5500	$20,642
10. Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 28, 2018, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2017
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value

*	Pfizer Inc. Common Stock	Common stock			2,416,984	$62,262	$87,543

*	Pfizer Inc. Preferred Stock	Preferred stock			27,071	1,090	2,525

*	NTGI - S&P 500 Index Fund	Collective trust fund			5,252	28,730	48,101
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund			3,839	6,251	8,276
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund			1,169,393	1,169	1,169
	BlackRock Mid Cap Equity Index Fund	Collective trust fund			203,215	13,929	17,973
	BlackRock International Index Fund	Collective trust fund			65,752	777	919
*	Fidelity Large Cap Growth Fund	Collective trust fund			1,320,994	22,651	25,152
	Oppenheimer Developing Markets Fund	Collective trust fund			79,383	3,471	4,403
	Boston Partners Large Cap Value Fund	Collective trust fund			240,073	4,113	5,346
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			76,642,451	76,159	76,159
	Vanguard Target Retirement Income Trust Select	Collective trust fund			131,793	4,057	4,465
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund			38,362	1,178	1,330
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund			348,355	10,677	12,370
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund			97,918	3,022	3,531
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund			501,815	15,042	18,291
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund			166,709	5,135	6,147
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund			209,689	6,277	7,809
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund			50,734	1,578	1,902
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund			13,772	435	516
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund			20,545	660	769
	Vanguard Target Retirement 2060 Trust Select	Collective trust fund			1,448	51	54
	Total common/collective trust funds					205,362	244,683

	T. Rowe Price Small Cap Stock Fund	Mutual fund			176,886	3,669	4,196
	Dodge & Cox International Fund	Mutual fund			347,481	12,837	16,095
	Diversified Bond Fund - Core	Mutual fund			1,167,560	12,222	12,014
	Diversified Bond Fund - High Yield	Mutual fund			236,534	2,104	2,126
	Total mutual funds					30,833	34,432

	Total investments						369,183

*	Notes receivable from participants	Interest Rates: 3.25% - 9.50%					9,536
		Maturity Dates: 2018- 2032
	Total						$378,718

*	Party-in-interest as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2017
(THOUSANDS OF DOLLARS)

Identity of party	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain/ (loss)

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 46 acquisitions	$3,313,246	$—	$3,313,246	$3,313,246	$—

NTGI Collective Government Short-Term Investment Fund*	Collective trust fund shares – 196 dispositions	—	3,356,296	3,356,296	3,356,296	—

*	Party-in-interest as defined by ERISA.
 See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee
Date: June 28, 2018